EXHIBIT 99.1

                ELYO WITHDRAWS PROPOSAL TO ACQUIRE SHARES OF
                         TRIGEN ENERGY CORPORATION

     NANTERRE, France, November 16, 1999-ELYO, energy subsidiary of the Suez Lyonnaise des Eaux Group, today announced that it has withdrawn its previously announced proposal to acquire all the outstanding shares of its majority owned subsidiary, Trigen Energy Corporation (NYSE: TGN) for US $22 per share in cash.

     ELYO is very disappointed that it has had to withdraw its proposal. Trigen prepared revised projections after the proposal was made which ELYO feels are unrealistic and aggressive. Accordingly, ELYO does not believe it will be possible to reach a mutually acceptable agreement on price.

     ELYO, headquartered in Nanterre, France, is a leading provider of thermal energy. On April 30, 1999, ELYO became a subsidiary of Societe Generale de Belgique, which is wholly owned by Suez Lyonnaise des Eaux Group. As a result of this new reorganization, ELYO has become party of a unique energy core business set up around Tractebel which is Societe Generale's industrial hub.